Exhibit 99.1

ASML announces new high mark for EUV productivity;

TSMC images more than 1000 wafers in a single day

Media Relations Contacts

Lucas van Grinsven - Corporate Communications - +31 6 101 99 532 - Veldhoven, the Netherlands

Niclas Mika - Corporate Communications - +31 6 201 528 63 - Veldhoven, the Netherlands

Ryan Young - Corporate Communications - +1 480 205 8659 - Chandler, AZ, USA

Investor Relations Contacts

Craig DeYoung - Investor Relations - +1 480 696 2762 - Chandler, Arizona, USA

Marcel Kemp - Investor Relations - +31 40 268 6494 - Veldhoven, the Netherlands

VELDHOVEN, Netherlands, 24 February 2015 - ASML Holding N.V.(ASML) today confirms that its customer, Taiwan Semiconductor Manufacturing Company Limited (TSMC) has successfully exposed more than 1000 wafers on an NXE:3300B EUV system in a single day, an important step towards insertion of EUV lithography in volume production of semiconductors.

“During a recent test run on an NXE:3300B EUV system we exposed 1022 wafers in 24 hours with sustained power of over 90 Watts,” said Dr. Anthony Yen, R&D Director, TSMC, at the 2015 SPIE Advanced Lithography Symposium. “We are pleased with this result, as it shows us the potential of the system.”

The NXE:3300B system is one of two such systems currently at TSMC, and will be joined by two additional to-be-shipped new NXE:3350B systems. TSMC has stated that it intends to use EUV in production.

“The test run at TSMC demonstrates the capability of the NXE:3300B scanner, and moves us closer to our stated target of sustained output of 1000 wafers per day in 2015,” said Hans Meiling, Vice President Service and Product Marketing EUV at ASML. “We must continue to increase source power, improve system availability and show this result at multiple customers over multiple days.”

About ASML

ASML makes possible affordable microelectronics that improve the quality of life. ASML invents and develops complex technology for high-tech lithography machines for the semiconductor industry. ASML’s guiding principle is continuing Moore’s Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. Our success is based on three pillars: technology leadership combined with customer and supplier intimacy, highly efficient processes and entrepreneurial people. We are a multinational company with over 70 locations in 16 countries, headquartered in Veldhoven, the Netherlands. We employ more than 14,000 people on payroll and flexible contracts (expressed in full time equivalents). Our company is an inspiring place where employees work, meet, learn and share. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. More information about ASML, our products and technology, and career opportunities is available on: www.asml.com

Forward Looking Statements

This document contains statements relating to certain EUV system performance capability, productivity and targets, expected EUV system shipments and use of system performance in production that are forward-looking, including statements with respect to EUV endurance test results. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Actual results may differ materially from projected results as a result of certain risks and uncertainties. These risks and uncertainties include the risk that future endurance tests do not confirm the results discussed in this press release or that EUV systems does not otherwise perform as expected. These forward-looking statements are made only as of the date of this document. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.